Exhibit 4.17
EMPLOYMENT AGREEMENT
AMENDED AND RESTATED
     This Employment Agreement is made as of the 6th day of March, 2007, between CHI Systems, Inc. (the “Company”) and James G. Liddy (the “Employee”).
     NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and the Employee agree as follows:
          1. Term of Employment. The term of the Employee’s employment hereunder shall begin on Monday, March 12, 2007 (the “Effective Date).
          2. Position and Duties. Subject to the approval of the Board of Directors of the Company, the Employee shall be employed in the position of VP, Layered Security Solutions, and in such position shall report to the President, of the Company. Pending such approval, the Employee shall be employed in the position of Sr. Director. The Employee shall faithfully and diligently perform such duties and exercise such powers as are consistent with his position, perform such other related duties and responsibilities and serve in such other positions as may be assigned to him from time to time by the President, of the Company. The Employee shall devote substantially all of his business time, attention and skill to his duties to the Company and shall not engage in, participate in, render any service to, or undertake any employment, either directly or indirectly, with respect to any other business or for any other entity, without the prior written consent of the Company.
          3. Place of Employment. The Employee’s principal office and place of employment shall be at [***]. The Employee acknowledges that he may be required to travel from time to time at the request of the Company to discharge his duties to the Company and agrees to such travel obligations.
          4. Compensation and Benefits.
               (a) Base Salary and Commission. The Employee’s annual base salary (“Base Salary”) shall be U.S. $165,000, payable in accordance with the Company’s payroll practices as in effect from time to time. The Employee’s Base Salary shall be subject to review and possible adjustment in accordance with the Company’s normal practices, but in no event shall Employee’s Base Salary be less than the amount specified in the first sentence of this Section 4(a). In addition, the Employee will be eligible to receive commissions consistent with the Company’s normal policies, and commission structure for his position, as may be in effect at the time.

*	Certain information in this exhibit has been omitted as confidential, as indicated by [***]. This information has been filed separately with the Commission.

               (b) Stock Options. The Employee shall be eligible for participation in the Company’s stock option plans or share incentive plans which are now in place or may hereafter be established for the benefit of employees of the Company. The Employee acknowledges that any grant of stock options or other share incentives to himself are at the discretion of the Board of Directors (“the Board”) of OSI Geospatial Inc. (“OSI”), subject to Section 4(f) hereof. Any stock options or other share incentives so granted shall be subject to the terms and conditions stipulated by the Board of OSI at the time of the grant, and shall otherwise be governed by and administered in accordance with the terms and conditions of the plan or plans under which they were granted.
               (c) Benefits. The Employee (and, to the extent eligible, his dependents) shall be entitled to participate in the Company’s employee benefit plans (including but not limited to health insurance and short and long-term disability insurance), and in any other such plans that are generally made available to employees of the Company. The Employee shall be subject to the same leave time policies as set forth in the Company’s Employee Handbook (revised June 2004). The Company shall have the right to amend any such plans and policies from time to time.
               (d) Expenses. The Company shall pay or reimburse the Employee for all reasonable business expenses incurred by him in the performance of his duties under this Agreement in accordance with the Company’s policies and practices in effect from time to time following receipt from the Employee of written substantiation of such charges which is acceptable to the Company.
               (e) Vacation. The Employee shall be entitled to three weeks vacation per year, in accordance with the policies regarding vacation as set forth in the Company’s Employee Handbook (revised June 2004).
               (f) Compensation Committee Approval. The foregoing compensation and benefits shall be subject to the approval of the Compensation Committee of the Board of Directors of the Company pursuant to and in accordance with the Special Security agreement dated as of April 20, 2007 by and among the Company, OSI and the U.S. Department of Defense (the “SSA”).
          5. Termination of Employment. The Employee’s employment may be terminated in accordance with the following:
               (a) Voluntary Termination. The Employee may terminate his employment for any reason or no reason upon providing the Company thirty (30) days written notice of termination.
               (b) Cause. The Company may terminate the Employee’s employment at any time, effective immediately, for Cause. “Cause” shall mean any of the following: (i) actions by the Employee which materially damage the Company’s or an affiliate’s business or reputation; (ii) the Employee’s violation of any material policy, standard, rule, or practice of the Company, if such violation in fact causes material damage to the Company’s or an affiliate’s business or reputation; (iii) the Employee’s continued failure or neglect to substantially perform his duties hereunder; (iv) a breach of any material provision of this Agreement; (v) the Employee’s conviction of, or plea of nolo contendere to, a felony, or (vi) the revocation of the Employee’s current level of security clearance from the U.S. government; provided, however, that the Company may terminate Employee’s employment for Cause only if it provides written notice to the Employee of an intent to terminate for Cause, which notice specifies the grounds allegedly constituting Cause, and the Employee fails to reasonably cure or eliminate such grounds within thirty (30) days of his receipt of such notice; and provided further, that as used in this Agreement (including in section 7 & 8), the term “affiliate” means a company in which OSI or a subsidiary thereof has a majority ownership interest, and does not include joint ventures with the Company or with OSI or any of its subsidiaries, or any other entities with which OSI may have a business relationship but not a majority ownership interest.
          6. Obligations of the Company Upon Termination.
               (a) Upon termination of employment by either the Employee or the Company for any reason, the Employee shall be entitled to be paid (i) any earned but unpaid Base Salary, (ii) reimbursement for any expenses incurred by him but unpaid as of the date of termination, and (iii) any earned but unused vacation due under the Company’s Employee Handbook (revised June 2004), subject to the provisions of that Handbook. These amounts shall be payable in cash within 30 days of such termination date.
               (b) Upon the Company’s termination of the Employee’s employment for any reason other than Cause in accordance with section 5(b) and in consideration for the Confidentiality and Non-Disclosure, Non-Competition and Non-Solicitation provisions hereof, the Employee will be entitled to the payment set forth in paragraph 6(a) above and, in addition, to the continuation of his Base Salary for a period of six (6) months following such termination, payable as and when his Base Salary otherwise would have been payable. In the event payments are payable to Employee pursuant to this Section 6(b), no severance benefits shall be payable to the Employee under any severance plan maintained by the Company.
               (c) Employee’s entitlement to any compensation under this Section also is subject to the Employee’s execution of a release of all claims against the Company, provided, however, that (i) such release does not impose any new obligations or restrictions on the Employee not encompassed within this Agreement and (ii) such release is reciprocal, containing a release of all claims that the Company may have against the Employee.
          7. Confidentiality and Non-Disclosure. The Employee shall not divulge or communicate to any person (except in performing his duties under this Agreement) or use for his own purposes or for the benefit, purposes or account of the Employee or any other person, trade secrets, confidential commercial information, or any other information, knowledge, or data of the Company or of any of its affiliates which is not generally known to the public, and shall use his best efforts to prevent the publication or disclosure by any other person of any such secrets, information, knowledge, or data. Confidential information includes, without limitation, information relating to the Company’s business plans, financial matters, customers, employees, contracts, and all other secrets and information of a confidential or proprietary nature. The confidentiality and non-disclosure obligations imposed by this Section 7 will cease if such confidential or proprietary information becomes, through no fault of the Employee, generally known to the public or the Employee is required by law to make disclosure (after giving the Company notice and an opportunity to contest such requirement).
          8. Non-Competition. The Employee agrees that for a period of six (6) months following the termination of this Agreement for any reason, he shall not directly or indirectly, with or without compensation, be engaged in any work or activity (as an employee, independent contractor, partner, or sole proprietor) in competition with, or which may materially compete with the Business of the Company (or with the Business of any affiliate for which the Employee performed substantial services hereunder) within any country, state, region, or locality in which the Company or such affiliate is then doing business or marketing its products, as the business of the Company or such affiliate may then be constituted. For purposes of this Agreement, the Business of the Company and of any affiliate means (i) the provision of research and development services and tools to Federal, Ste and Local Government agencies responsible for national defense, homeland defense, and healthcare clinical information management — specifically, in areas relating to training systems, cognitive engineering, decision support systems, and (ii) any other business in which the Company is engaged as of the date of termination of this Agreement. Also, for purposes of this Agreement, the Employee shall be deemed to be engaged in such a Business if he is a principal, agent, consultant, employee, officer, director, or partner, of any person, partnership, corporation, trust or other entity which is engaged in such a Business, and he shall be deemed to have a financial interest in such an entity if he has an equity interest, or interest convertible into equity, in any entity engaging in the Business; provided, however, that the foregoing shall not prohibit the Employee from owning, for the purpose of passive investment, less than two percent (2%) of any class of securities of a publicly held corporation.
          9. Non-Solicitation.
               (a) The Employee agrees that for a period of six (6) months after the termination of his employment for any reason, he will not, on behalf of himself or any person, firm, partnership, joint venture, corporation or other business organization directly or indirectly induce, solicit, or participate in the inducement or solicitation, either directly or through a third party, of any person who is an officer, director, employee, principal or agent of the Company or any affiliate to leave his or her employment, agency, directorship or office with the Company or any affiliate, or to induce or solicit any person to not commence an employment or business relationship with the Company or any affiliate.
               (b) The Employee agrees that for a period of six (6) months after the termination of him employment for any reason, he will not, on behalf of himself or any person, firm, partnership, joint venture, corporation or other business organization directly or indirectly take any of the following actions in competition with the Business of the Company: (i) solicit or accept the business of any customer or potential customer of the Company, or (ii) take any other action with the intent or likely effect of diverting the business of such customer or potential customer from the Company to himself or to any other person or entity or otherwise interfering with the existing or prospective business relations between the Company and such existing or potential customer. As used herein, the term “customer” means any agency described in subparagraph 8(i) above to which, any time during the one year period immediately prior to the termination of the Employee’s employment, the Company provided any services or tools of the type described in that subparagraph, and the term “potential customer” means any agency described in subparagraph 8(i) above to which, any time during the six (6) month period immediately prior to the termination of the Employee’s employment, the Company made a written proposal for the provision of such services or tools.
          10. Company Ownership. Except to the extent required by any applicable governmental contract, statute, regulation or rule, the Employee hereby agrees that any and all improvements, inventions, patents, patent applications, software, research, data reports, copyrightable works of authorship, concepts, discoveries, formulae, processes, methods, know-how, confidential data, trade secrets and other proprietary information (collectively, “Work Product”) within the scope of any business of the Company or any affiliate which the Employee may conceive or make, or have conceived or made, during his employment with the Company shall be and are the sole and exclusive property of the Company or any such affiliate. The Employee shall, whenever requested to do so by the Company or any affiliate, and without any obligation on the part of the Company or such affiliate to pay any royalty or other compensation to the Employee, at the Company’s or affiliate’s expense, execute and sign any and all applications, assignments or other instruments and do all other things which the Company or its affiliate may deem necessary or appropriate (i) in order to apply for, obtain, maintain, enforce or defend letters patent in the United States or in any foreign country for any Work Product, and/or (ii) in order to assign, transfer, convey or otherwise make available to the Company or such affiliate the sole and exclusive right, title, and interest in and to any Work Product. The term “Work Product” shall not, in general, include any writings, copyrighted or not copyrighted, registered as a trademark or service marked or not so registered, classified or unclassified, or the content thereof, authored by Employee prior to the execution of this Agreement and, specifically, shall not include any portion of the book, published by St. Martin’s Press, New York, co-authored by Employee and entitled, FIGHT BACK, Fighting Terrorism Liddy Style.
          11. Injunctive Relief. The Employee acknowledges and agrees that the remedy at law available to the Company for breach of any of his obligations under Sections 7 through 10 would be inadequate and that damages flowing from such breach may not readily be susceptible to being measured in monetary terms. Accordingly, the Employee acknowledges and agrees that, in addition to any other rights or remedies which the Company may have at law, in equity or under this Agreement, upon adequate proof of his violation of any such provision of this Agreement, the Company will be entitled to immediate injunctive relief, and may obtain a temporary order restraining any threatened or further breach, without the necessity of proof of actual damage. Any such action may only be filed in a court of competent jurisdiction in the State of Delaware, and the Employee consents to the personal jurisdiction and venue of such courts.
          12. Security Clearances: SSA. The Employee acknowledges and agrees that maintaining his existing personnel security clearances with various agencies and departments of the Government of the United States of America will be a continuing condition of his employment with the Company. The Employee agrees to co-operate with the Company and such agencies and authorities and to provide such information as they may reasonably require to maintain such personnel security clearances and to seek to obtain any increased level of security clearance that may be appropriate. The Employee hereby consents to the disclosure by the Company to such authorities of such personal information as has been provided by the Employee to the Company in connection with his employment with the Company. The Employee further agrees to comply with the terms and conditions of the SSA and all policies and procedures adopted by the Company thereunder. Without limiting the generality of the foregoing, the Employee acknowledges that he is a Cleared Officer of the Company as defined in the SSA and agrees to comply with Section 7.12 thereof relating to the obligations and certifications of Cleared Officers.
          13. Confidential Disclosure and Insider Trading. The Employee acknowledges that:
               (a) OSI’s common shares are publicly traded;
               (b) he will become privy from time to time to material information about OSI or material changes in affairs of OSI which have not been generally disclosed to the public; and
               (c) that he is a “person in a special relationship” with OSI and an “insider” of OSI, as those terms are defined under applicable Canadian securities regulations and may be an “insider” of OSI under applicable U.S. securities regulations. The Employee further acknowledges that he has been provided with a copy of OSI’s Policy Respecting Confidentiality, Disclosure and Trading by Restricted Persons and Employees, attached as Schedule A, which sets out OSI’s policies concerning, among other things, the maintenance of confidentiality with respect to OSI’s information and restrictions and prohibitions on trading in OSI’s securities. The Employee agrees to comply with such policies and acknowledges that a material breach of such policies will constitute a material breach of this Agreement. The Employee further acknowledges that it is his obligation to comply with all applicable laws and regulations respecting trading in securities of OSI.
          14. Code of Ethics. As a condition of employment, the Employee agrees to be bound by and execute any Code of Ethics, and any amendments thereto approved by the Government Security Committee and Board of Directors of the Company from time to time, acting reasonably. Such Code of Ethics shall include any provisions reasonably recommended by OSI in order to comply with Canadian securities regulations, to the extent not inconsistent with the Company’s obligations under the SSA.
          15. Notice. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) upon confirmation of receipt when such notice or other communication is sent by facsimile, (c) one day after delivery to an overnight delivery courier or (d) three days after it has been sent by registered or certified mail, return receipt requested postage prepaid, addressed to the addresses set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith.

If to the Company:
CHI Systems Inc. (Headquarters)
1035 Virginia Drive, Suite 300
Fort Washington, PA 19034
Attention: President, CHI Systems Inc.
If to the Employee:
James G. Liddy
[***]
or to such other address as either party may designate by notice to the other, and shall be deemed to have been given upon receipt.
          16. Miscellaneous.
               (a) Survival. The termination of the Employee’s employment will not impair the rights or obligations of a party that accrue prior to such termination, except to the extent specifically stated herein. In addition, the Employee’s covenants contained in Sections 7, 8, 9 and 10 and the Company’s obligations under Section 6 will survive the termination of the Employee’s employment.
               (b) Amendments and Waiver. Only an instrument in writing signed by the parties may amend this Agreement, and any provision hereof may be waived only by an instrument in writing signed by the party against whom enforcement of such waiver is sought. The failure of either party at any time to require the performance by the other party of any provision hereof shall in no way affect the full right to require such performance at any time thereafter, nor shall the waiver by either party of a breach of a provision hereof be taken or held to be a waiver of any succeeding breach of such provision or a waiver of the provision itself or a waiver of any other provision of this Agreement. The Agreement may not be amended without the approval of the Government Security Committee, the Compensation Committee, and the Board of Directors of the Company.
               (c) Withholding. Employee agrees that the Company may withhold from any and all payments required to be made to Employee in accordance with this Agreement all federal, state, local, and other taxes that the Company determines are required to be withheld in accordance with applicable statutes and regulations in effect from time to time.
               (d) Severability of Provisions. If any provision of this Agreement, or portion thereof, is so broad in scope or duration so as to be unenforceable, such provision or portion thereof shall be interpreted to be only so broad as is enforceable. If any one or more provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and this Agreement shall be interpreted as if such invalid, illegal, or unenforceable provision was not contained therein.
               (e) Headings. The headings used in this Agreement are intended for convenience and reference only and will not in any manner amplify, limit, modify or otherwise be used in the construction or interpretation of any provision of this Agreement. All section references are to sections of this Agreement, unless otherwise noted.
               (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to conflict of laws provisions.
               (g) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.
               (h) Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the Employee’s employment by the Company, and supersedes, and is in full substitution of, any and all prior understandings, representations, or agreements with respect to the Employee’s employment unless otherwise indicated herein.
     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date indicated below.

Employee	CHI Systems Inc.

/s/ James Liddy	/s/ Wayne Zachary

SCHEDULE A
POLICY RESPECTING CONFIDENTIALITY, DISCLOSURE AND TRADING BY
RESTRICTED PERSONS AND EMPLOYEES
PART I CONFIDENTIALITY
1.	Purpose

1.0	The purpose of Part I of this Policy is to ensure that all employees and directors of OSI Geospatial Inc. and its subsidiaries (the “Company”), regardless of country of residence, treat confidential information in a consistent manner and in accordance with Canadian securities laws.

2.	Confidential Information

2.0	Information respecting the Company is considered confidential information if its knowledge would reasonably be expected to result in a significant change in the market price or value of the Company securities, and such information has not been publicly disclosed (throughout this Policy, “Confidential Information”).

2.1	Confidential Information includes information concerning the business operations or capital of the Company.

2.2	It is to be recognized that information may be Confidential Information within the meaning of this Policy at an earlier stage than the Company is required by applicable securities laws to publicly disclose such information (for example at an earlier stage in the process of making a major acquisition or negotiating a significant contract).

2.3	Where information is disseminated by the Company through a press release, that information is not considered to be publicly disclosed until at least the close of one (1) complete business day after the press release, and in circumstances where the information is not readily accessible through the news media, that information may not be considered to be publicly disclosed until up to a week.

3.	Safeguarding Confidentiality

3.0	The Company personnel may not discuss Confidential Information with any other persons (whether or not Company personnel), except in the necessary course of business.

3.1	In addition, information disclosed by a customer, supplier or business associate to the Company personnel, and identified as private or confidential, shall be protected from disclosure to the same extent as would Confidential Information.

3.2	To protect Confidential Information from disclosure, the Company personnel:

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i)	should not discuss Confidential Information in public places where Confidential Information may be overheard (e.g., elevators, restaurants, airplanes, taxicabs);

ii)	should not carry, read or discard Confidential Information in an exposed manner in public places;

iii)	should not discuss Confidential Information with personal friends or relatives; and

iv)	should not participate in discussions with other persons respecting investments in the Company.
3.3	Before any meeting with other persons where Confidential Information may be disclosed, the Company personnel shall advise the other persons that they must not divulge the Confidential Information other than in the necessary course of business, or trade in the Company securities until the Confidential Information is generally disclosed.

3.4	When so required by a supervisor, the Company personnel will take such additional steps as may be necessary to protect Confidential Information from disclosure, including keeping filing cabinets locked, referring to specified matters only by a code name and limiting access to the word processing system.

3.5	All inquiries from the media shall be referred to the Chief Executive Officer (CEO) (or such other person as may be designated from time to time to perform the role of such officer under this Policy by the CEO) for response by designated spokespersons.

3.6	All inquiries from securities analysts or institutional investors shall be referred to the CEO (or such other person as may be designated from time to time to perform the role of such officer under this Policy by the CEO) for response by designated spokespersons.

4.	Sanctions

4.0	Failure to comply with the terms of this Part of the Policy will result in disciplinary action, possibly including termination of employment.

4.1	Certain regulatory sanctions including fines, imprisonment and civil actions may be imposed on individuals improperly disseminating Confidential Information.

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PART II DISCLOSURE
1.	Purpose

1.0	The purpose of Part II of this Policy is to ensure that all disclosure by the Company of Confidential Information is conducted in a consistent manner and in accordance with Canadian securities laws.

2.	Procedures for Determining Whether Information is Confidential Information

2.0	The CEO shall be responsible for ensuring that the determination of which information constitutes Confidential Information shall be carried out in accordance with a consistent procedure and in accordance with Canadian securities laws. To the extent the CEO deems appropriate, such officer shall consult with outside legal advisers in discharging his responsibilities under this Policy.

3.	Public Statements

3.0	The CEO shall be responsible for ensuring that disclosure of all information respecting the Company, including Confidential Information required to be disclosed under Canadian securities laws, shall be carried out in accordance with a consistent procedure and in accordance with such laws.

3.1	Procedures governing the disclosure of Confidential Information required to be disclosed shall provide that such disclosure shall be effected in accordance with the following principles:
i)	Confidential Information should not be disclosed selectively;

ii)	information previously disclosed by the Company should be updated if it has become misleading as a result of subsequent events; and

iii)	where Confidential Information is to be announced at a meeting of analysts, the media or shareholders, or at a press conference, a simultaneous general announcement respecting the Confidential Information must be made by press release.
3.2	Public statements of policy will be made only by the Chief Executive Officer (CEO). All press releases shall be pre-cleared with the CEO or, failing that, the Chairman of the Board.

3.3	Notice of a press release announcing Confidential Information shall be provided to the Market Surveillance Branch of the Toronto Stock Exchange (the “TSX”)

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prior to its release (if press release to be issued during TSX trading hours) or before trading begins (if issued outside TSX trading hours).

3.4	The CEO shall be responsible for maintaining a file containing all disclosure documents prepared by the Company, including press releases, publicly released by the Company or other documents filed with the securities regulatory authorities.

4.	Dealing with Analysts and the Media

4.0	All inquiries from securities analysts shall be referred to the CEO for response only by designated spokespersons.

4.1	Disclosure at meetings with analysts or the media shall be limited to an explanation or clarification of publicly available information and generally shall not refer to forecasts of future financial results or events. A record should be kept of all matters discussed and information disclosed at the meeting. To the greatest extent practicable, more than one spokesperson from the Company should be present at each meeting with analysts or the media. After such a meeting, if the spokespersons have any concerns regarding the information disclosed, they should discuss the matter with the CEO.

4.2	It will continue to be a policy of the Company to review financial models and drafts of analysts’ research reports for factual content only.

5.	Inadvertent Disclosure

5.0	In the event that any Confidential Information is inadvertently disclosed, general disclosure of such Confidential Information shall be made immediately and such disclosure shall be coordinated by the CEO or, failing that, the Chairman of the Board.

6.	Forward-looking Statements

6.0	It is the Company’s policy generally not to provide forward-looking information to the investment community. To the extent that such information is provided in Company disclosure documents, all statements are to be accompanied by appropriate contingency and cautionary language which has been approved by the CEO.

7.	Sanctions

7.0	Failure to comply with the terms of this Part of this Policy will result in disciplinary action, possibly including termination of employment.

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7.1	Certain regulatory sanctions including fines, imprisonment and civil actions may be imposed on individuals contravening laws respecting the disclosure of Confidential Information.
PART III TRADING BY RESTRICTED PERSONS AND EMPLOYEES
1.	Purpose

1.0	The purpose of Part III of this Policy is to ensure that all employees and directors of the Company, regardless of country or residence, comply with Canadian securities laws.

2.	Definition of “Restricted Person”

2.0	A restricted person is generally defined, without regard to the individual’s country of residence, as including all directors, officers and other employees of the Company who are regularly in possession of Confidential Information (“Restricted Person”).

2.1	The CEO shall be responsible for maintaining a list of all individuals who are Restricted Persons and ensuring that each person who is a Restricted Person has been advised that he or she is a Restricted Person for the purposes of this Policy.

3.	Prohibition on Trading by Employees with Confidential Information or Other Undisclosed Material Information

3.0	The Company personnel, including Restricted Persons, may not, if that individual possesses Confidential Information, directly or indirectly (e.g., via private holding company, registered retirement savings plans or otherwise):
i)	buy or sell the Company securities;

ii)	buy or sell securities whose price or value may reasonably be expected to be affected by changes in price of the Company securities;

iii)	grant or exercise the Company stock options, or, if applicable, phantom stock plans or similar employee compensation mechanisms; or

iv)	buy or sell securities of another company in which the Company proposes to invest or where the individual, in the course of employment with the Company, becomes aware of undisclosed material information concerning that other company.
3.1	In addition, the Company personnel are prohibited from engaging in any other action to take advantage of, or pass on to others, such Confidential Information or

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undisclosed material information respecting another company, including buying or selling, or recommending the buying or selling of, any assets of that company, in reliance on such Confidential Information or undisclosed material information.

3.2	This prohibition also applies to trading by individuals who learn of Confidential Information or undisclosed material information respecting another company from the Company personnel (e.g., spouses, friends, relatives), who for the purposes of this Policy are responsible for the trading by such individuals. It being understood that trading by such individuals would also likely constitute a violation by them of applicable securities law relating to insider trading.

4.	Prohibiting “Restricted Persons” from Trading During “Black Out” Periods and Other Restrictions on Trading by Restricted Persons

4.0	To guard against trading by Restricted Persons before public release of quarterly financial results or when the Company may be involved in a material undisclosed transaction (e.g., acquisition, public offering, significant contract negotiation) not known to the Restricted Person, trading by Restricted Persons is prohibited during the following “Black Out” periods;
i)	Two weeks prior to the end of the first fiscal quarter (i.e. 14 February) until two (2) business days following the release of the first quarter results;

ii)	Two weeks prior to the end of the second fiscal quarter (i.e. 16 May) until two (2) business days following the release of the second quarter results;

iii)	Two weeks prior to the end of the third fiscal quarter (i.e. 17 August] until two (2) business days following the release of the third quarter results; and

iv)	Two weeks prior to the fiscal year end (i.e. 16 November] until two (2) business days after the audited annual statements for the year end have been generally reviewed; and

v)	The start of the day on which a press release or other disclosure is issued with respect to an item of Confidential Information until one (1) complete business day following the date of the press release or other disclosure.
4.1	Restricted Persons, their spouses and any relatives living with them are also prohibited during the “Black Out” period, from:
i)	purchasing or selling publicly traded options or securities of the Company; and

ii)	selling the Company securities that the individual does not own (short selling).

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4.2	If the Company becomes aware of a material undisclosed transaction, all Restricted Persons who have pre-cleared transactions that have not been completed will be asked to withdraw their trading instructions.

5.	Company Contact Person

5.0	The Company personnel who are unsure whether they may trade in a given circumstance shall contact the CEO for specific guidance. The Company personnel are encouraged to consult with such officer prior to any trading in securities of the Company.

6.	Regulatory Requirements — Reporting

6.0	To comply with Canadian securities laws applicable to certain Restricted Persons, all Restricted Persons who are directors or officers of the Company or its subsidiaries (“Insiders”) must file an “Insider Report” in the form available from the Corporate Controller within 10 days following:
i)	the day the individual first becomes an Insider (if on that day the individual does not own or control the Company securities no Insider Report need be filed); and

ii)	the day on which the Insider purchases or sells the Company securities (this is the date of agreement to purchase or sell, not the settlement date of the transaction).
6.1	Each Insider is required to file the Insider Report with each of the Canadian provincial securities regulators. Instructions regarding completion are included on the back of the Insider form.

6.2	All Insiders are responsible for filing their own Insider Reports. Two copies of the Insider Report, one of which to be manually signed, must be filed in all jurisdictions.

6.3	At the same time as the Insider Report is filed with the regulators, a copy of the Insider Report must be provided to the Company to the attention of the CEO.

6.4	Copies of blank Insider Reports may be obtained from the office of OSI Geospatial Inc’s Corporate Controller.

6.5	Restricted Persons (whether or not they are Insiders) are required to report to the CEO annually (by the end of January each year) with respect to all trades in the preceding 12 months and to certify compliance during the period with the terms of this Policy.

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7.	Sanctions

7.0	Failure to comply with this Part of the Policy will result in disciplinary action, possibly including termination of employment.

7.1	Canadian securities laws provide that a breach of the general trading prohibition contained in this Part of the Policy may result in a fine of up to the greater $1 million and three times the profit obtained by reason of the contravention, and imprisonment for up to two years.

7.2	The Company personnel may also be found civilly liable if a spouse, friend of relative profited from the trading of the Company securities at a time when in possession of Confidential Information provided by that individual.

7.3	Penalties may also be levied against an Insider for not complying with the regulatory reporting requirements.
I HAVE READ THIS POLICY. I UNDERSTAND IT, AND I HAVE HAD THE OPPORTUNITY TO OBTAIN INDEPENDENT LEGAL ADVICE IN RESPECT OF IT, AND I AGREE TO ITS TERMS.

/s/ James G. Liddy	April 4, 2007
Employee Signature	Date

Pat Giles
Name of Witness

/s/ Pat Giles	April 4, 2007
Witness Signature	Date

SCHEDULE B
OSI GEOSPATIAL INC.
CODE OF ETHICS
FOR FULL-TIME AND PART-TIME EMPLOYEES
OSI Geospatial Inc. and its subsidiaries and affiliates (collectively referred to in this document as the “Company” or “we”) are committed to conducting business in accordance with all the highest standards of business ethics including complying with applicable laws, rules, regulations and stock exchange policies. We are committed to full and accurate financial disclosure in compliance with applicable laws. This Code of Ethics is applicable to all employees of the Company and sets forth specific policies to guide you in the performance of your duties. The Company is responsible for setting the standards of conduct contained in this Code of Ethics and for updating these standards as appropriate to reflect legal and regulatory developments.
BACKGROUND
Ethical lapses can damage the Company, and damage done by one individual hurts all of the Company’s employees, shareholders and our customers. Collapses like “ENRON” and others make it clear that the actions of a few employees can have severe and far-reaching consequences. With this as background, this Code of Ethics serves three purposes:
•	it highlights some of the important ethical issues in business so that all employees are aware of them;

•	it provides guidance so that employees do their part to ensure that the Company operates in an ethical way;

•	it provides protection for whistle-blowers, so those lapses that occur, regardless of whether they are intentional or inadvertent, can be reported without fear of reprisal.
As an employee of the Company, you have a duty to not only comply with applicable laws, but also to conduct yourself in an honest and ethical manner and to help us foster a culture of high ethical standards and commitment to compliance with this Code of Ethics. The Company does not seek competitive advantage through illegal or unethical business practices. Each employee should endeavour to deal honestly with the Company’s customers, suppliers, competitors and fellow employees. No employee should take advantage of anyone through abuse of privileged information, misrepresentation of material facts, manipulation or concealment.
As a guide to proper behaviour, the Company recommends that employees not do anything that they would not like to see reported to their friends and family in the newspaper. Unethical or illegal acts often receive precisely this treatment.
We expect every employee to read and understand this Code of Ethics and its application to the performance of his or her business responsibilities, and we will hold you accountable for adherence to it.

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RELATED DOCUMENTS AND POLICIES
This Code of Ethics acts in conjunction with any policies and procedures related to business conduct and ethics that the Company has already adopted.
You are responsible for reading Company policies and procedures as well as periodically reviewing them. You will also be bound by the requirements and standards set forth in any code of business conduct and ethics that may be adopted by the Company, as well as those set forth in this Code of Ethics.
PROPER BUSINESS PRACTICES
As representatives of the Company, employees will engage in business activities that emphasize the quality, service and competitive features of our products and services. Employees must confine their activities to using only legal, proper and ethical means to maintain markets and they must not be involved in any practices that could embarrass or damage the Company, its employees, its customers or its potential customers. Examples of such practices include, but are not limited to:
•	making deceptive or misleading statements about the Company’s products or services

•	violating any law or regulation, either domestically or in a foreign jurisdiction, with particular attention being paid to the U. S. Foreign Corrupt Practices Act and its international counterparts. Refer to http://www.usdoj.gov/criminal/fraud/fcpa/dojdocb.htm for further details about this Act, which applies to us because we’re registered with the SEC.

•	attempting to convince or coerce individuals to place their personal interests above the interests of the Company or the organization they represent

•	attempting to restrict competition in contravention of the Competition Act or its counter- part in other countries. For further details, refer to http://laws.justice.gc.ca/en/C-34

•	engaging in any activity that could negatively reflect on the reputation of the Company.
CONFLICTS OF INTEREST
Your obligation to conduct Company business in an honest and ethical manner includes the ethical handling of conflicts between personal and Company interests. A conflict of interest occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. Such conflicts of interest may make it difficult to perform work objectively and effectively. Service to the Company should never be subordinated to personal gain and advantage.
A conflict of interest may exist when it appears to a reasonable and objective observer that you receive a personal private benefit as a consequence of a business decision or business relationship. Before making any investment, accepting any position or benefits, participating in any transaction or business arrangement or otherwise acting in a manner that creates or

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reasonably appears to create a conflict between your interests and the interests of the Company, or if you are unsure whether an action you may take might be considered a conflict of interest, you must make full disclosure of all facts and circumstances to your manager. Full disclosure includes:
•	a description of the proposed outside activities as well as your level of involvement and the relationship, if any, to your job or duties

•	the nature of the conflict or any potential conflict

•	the potential risk to the employer

•	when the conflict of interest first arose or may first arise

•	who else may be involved, e.g. a supplier or another employee, and how
For your own protection, this disclosure should be in writing. After reviewing the circumstances and making appropriate enquiries, the Company will determine what if any response or course of action is warranted and will communicate this determination to the employee as soon as possible.
RELATIONSHIPS WITH SUPPLIERS AND PRESENT OR POTENTIAL CUSTOMERS
We will treat all suppliers fairly and respectfully, purchasing products based on price, quality, consistency, reliability, and availability rather than on any personal relationship an employee, or his or her family member or acquaintance, may have with a supplier.
To avoid perceptions of favouritism, employees, members of employees’ families and acquaintances of employees must not accept or offer business courtesies (as defined below) greater than $100.00 in value or a personal discount that is not made available to the general public. If you are unsure of whether to accept a business courtesy, contact your manager who will then contact senior management for direction. If you feel that you were offered a gift to influence your objectivity with respect to a business decision, you must report the matter to your manager.
A “business courtesy” is a gift, gratuity, hospitality or favour from companies or persons with whom the Company maintains or may establish a business relationship. A business courtesy may be a tangible or intangible benefit and is typically received by an employee at a cost below fair market value. The benefits can include, but are not limited to, gifts, meals, drinks, entertainment (including tickets and passes), recreation (including golf course, tennis and other participation fees), door prizes, honoraria, discounts, vouchers, promotional items, or the use of a donor’s time, materials, facilities or equipment.
Socializing with current or prospective customers or suppliers must be done in a professional manner. Accordingly, employees must ensure that their manager is aware of such activity. With respect to a business relationship with customers, limited business-related entertainment, favours or gifts may be offered to customers if all the following criteria are met:
•	the items offered are legal

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•	the value of the item would not be viewed as improper by the Company or the recipient

•	such favours would not be embarrassing to the Company or the recipient

•	favours or gifts are approved by the appropriate manager

•	the offer of the item must be made so as to honour any of the customer’s guidelines (e.g. government employees and enlisted personnel have guidelines for acceptance that they must abide by).
Employees must not place themselves in a position of being under obligation to a supplier or customer. This includes allowing suppliers or customers to use their influence on an employee’s behalf or in a manner that will benefit an employee.
CORPORATE BUSINESS OPPORTUNITIES
Employees owe a duty to the Company to advance the Company’s business interests first when opportunities to do so arise. If a business opportunity, discovered through the use of corporate information, property or position, has been offered to the Company and it has turned it down in writing, then and only then may an employee take advantage of the opportunity or enable a third party to take advantage of the opportunity.
COMPLIANCE WITH LAWS, RULES AND REGULATIONS
You are required to comply with the laws, rules and regulations that govern the conduct of our business, both within the United States, Canada and in any other country where we conduct business. You must report to management any suspected violations in accordance with the section below entitled ‘Compliance with the Code of Ethics’.
DISCLOSURE IN REPORTS AND DOCUMENTS
It is our policy to make full, fair, accurate, timely and comprehensible disclosure, in compliance with all applicable laws, rules and regulations, in all reports and documents that we file with, or submit to, the U.S. Securities and Exchange Commission and the securities commission of each province or territory in Canada to which we report, and in all other public communications made by us. All employees are to be familiar with and abide by our standards, policies and procedures designed to promote compliance with this policy to the extent relevant to his or her area of responsibility.
Each person with direct or supervisory authority on securities filings or the Company’s other public communications must consult with the Company’s officers or other employees and take other steps to make all disclosures full, fair, accurate, timely and understandable. In addition, each employee who is involved in the Company’s disclosure process must:
•	familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company,

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•	not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations, and

•	properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).
COMPLIANCE WITH THE CODE OF ETHICS
If you know of or suspect a violation of applicable laws, rules, or regulations of this Code of Ethics, you must immediately report the information to an appropriate party, be that your manager, the President & CEO, or the Chair of the Board of Directors. They may, in turn, refer complaints to the Board of Directors or the appropriate committee of the Board of Directors. Failure to report a violation is in itself a violation of the Code of Ethics. Refer to the Employee Whistleblower policy for further details.
If you wish to discuss a concern or issue that is not financial or regulatory based, there are several avenues available to you. You may talk to your supervisor, Human Resources, or the management of the Company. If you wish to remain anonymous and/or wish to talk to an outside entity, you may contact the Company’s neutral third-party confidential Ethics Hotline. The Ethics Hotline is manned through Crawford Adjustors Canada and their toll free number is 1-866-725-0641.
No employee will be subject to retaliation by the Company if he or she makes a good faith report of a suspected violation. Any other retaliation by employees will result in disciplinary action, up to and including termination of employment or a consulting relationship.
The Company will investigate any alleged or suspected violation of this Code of Ethics within a reasonable time following receipt of information suggesting a violation. The Company, in its sole discretion, will determine an appropriate person or persons to conduct the investigation. The Company will take action, as it deems appropriate, to respond to any violation of this Code of Ethics, including, where appropriate, disciplinary action up to and including termination of employment.
EMPLOYEE ACKNOWLEDGEMENT
I have read and understood this Code of Ethics, and agree to comply with it. I am aware that this Code of Ethics may be amended, modified or waived by the Company. I am aware that a copy of the signed Code of Ethics will be placed in my employee file.

Name & Signature:	/s/ James Liddy
Current Position:	VP, Layered Security Solutions
Date:	April 4, 2007